                              Consolidated Income Statement in accordance with IFRS (in CZK millions)

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                                                           1999       2000        2001       1-6/2002      2002        1-6/2003
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
 Operating revenues                                       53 528     52 431      56 055       26 888      55 578        35 740

 Sales of electricity                                     50 678     49 675      53 300       25 571      52 938        33 662
 Heat sales and other revenues                             2 850      2 756       2 755        1 317       2 640          2078

 Operating expenses                                       43 487     39 803      41 377       19 945      44 324        29 332

 Fuel                                                     12 957     12 800      13 220         6207      12 894         7 287
 Purchased power and related services                      7 808      5 436       6 389        3 812       7 328         6 900
 Repairs and maintenance                                   4 217      3 316       3 476        1 126       3 847         1 271
 Depreciation and amortization                             9 039      9 377       9 366        5 042      11 721         7 518
 Salaries and wages                                        3 584      3 793       3 946         1927       3 854         3 249
 Materials and supplies                                     2086      1 954       1 851          817       1 838         1 302

 Other operating expenses/income, net                      3 796      3 127        3129        1 014       2 842         1 805

 Income before other expense/income and income taxes      10 041     12 628       14678         6943      11 254          6408

 Other expenses/income                                      4832       2027        1386        -1235        -542        -10432

 Interest on debt, net of capitalized interest               966      1 015         796          159         582           640
 Interest on nuclear provisions                            1 230      1 265       1 463          749       1 532           835
 Interest income                                            -157       -188        -177          -78        -149          -166
 Foreign exchange rate losses/gains, net                   2 609        216       -2110       -4 213       -3340        -1 190
 Gain on sale of subsidiary                                                                                             -10771
 Other expenses/income, net                                  618         38       1 774         2381       1 330           700
 Income from associates                                     -434       -319        -360         -233        -497          -480

 Income before income taxes                                 5209     10 601      13 292        8 178      11 796        16 840

 Income taxes                                                919      3 364        4169        1 466       3 375         5 177

 Income after income taxes                                 4 290      7 237       9 123        6 712       8 421        11 663

 Minority interests                                                                                                        -47

 Net income                                                 4290       7237        9123         6712        8421         11710
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

                                Consolidated Balance Sheet in accordance with IFRS (in CZK millions)

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                                                As of          As of           As of        As of          As of          As of June
                                                December 31,   December 31,    December     December 31,   December 31,    30, 2003
                                                1998           1999            31, 2000     2001           2002
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
 Assets                                           196 205       211 489        222 260        229 027        231 465       295 706

 Fixed assets                                     187 718       199 056        211 681        217 391        216 112       261 442

 Plant in service                                 164 010       171 078        177 361        180 252        242 338       334 864
 Less accumulated provision for depreciation       68 574        76 330         84 408         92 614        103 355       130 094
 Net plant in service                              95 436        94 748         92 953         87 638        138 983       204 770
 Nuclear fuel, at amortized cost                    4 519         4 913          5 764          5 967          7 931         9 608
 Construction work in progress                     81 337        91 460        103 591        111 929         56 513        11 167
 Investment in associates                           4 607         5 024          5 225          5 518          5 880        10 169
 Investments and other financial assets, net        1 460         2 515          3 232          5 195          5 631        20 311
 Intangible assets, net                               359           396            916          1 144          1 174         5 280
 Deferred fax assets                                                                                                           137

 Current assets                                     8 487        12 433         10 579         11 636         15 353        34 264

 Cash and cash equivalents                          1 007         4 357          2 922          2 280          4 225         2 577
 Receivables, net                                   3 241         3 536          4 029          3 933          4 117        18 787
 Income tax receivable                                412           956              3                         1 994         3 209
 Materials and supplies, net                        1 796         2 172          2 268          2 489          2 464         3 520
 Fossil fuel stock                                  1 284           797            712            657            618           682
 Other current assets                                 747           615            645          2 277          1 935         5 489

 Shareholders' equity and liabilities             196 205       211 489        222 260        229 027        231 465       295 706

 Shareholders' equity                             117 915       122 205        129 442        136 726        143 675       153 438

 Stated capital                                    59 209        59 209         59 209         59 050         59 041        59 051
 Retained earnings                                 58 706        62 996         70 233         77 676         84 634        94 387

 Minority interests                                                                                                         13 362

 Long-term liabilities                             52 465        69 541         70 606         64 477         59 595        61 689

 Long-term debt, net of current portion            34 561        51 084         49 704         43 081         35 729        33 041
 Accumulated provision for nuclear
   decommissioning and fuel storage                17 904        18 457         20 902         21 396         23 866        24 161
 Other long-term liabilities                                                                                                 4 487

 Deferred taxes liability                           5 501         6 265          8 057          9 870         12 541        19 217

 Current liabilities                               20 324        13 478         14 155         17 954         15 654        48 000

 Short-term loans                                   2 704         2 804          1 104            514                        1 054
 Current portion of long-term debt                 10 333         2 665          4 703          5 126          4 235         6 376
 Trade and other payables                           4 046         4 552          5 035          8 651          8 934        32 811
 Income tax payable                                                                643            953            256           227
 Accrued liabilities                                3 241         3 457          2 670          2 710          2 229          7532
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

                             Consolidated Cash Flow Statement in accordance with IFRS (in CZK millions)

                                                              1-12/1999   1-12/2000    1-12/2001   1-6/2002    1-12/2002    1-6/2003
Operating actives:
Income before income taxes                                       5 209      10 601       13 292      8 178       11 796      16 840
  Adjustments to reconcile income before income
    taxes to net cash provided by operating
    activities:
  Depreciation and amortization and asset
    write-offs                                                   9 687       9 406        9 429      5 052       11 735       7 521
  Amortization of nuclear fuel                                   1 568       1 630        1 644        883         2071       1 579
  Gain/Loss in fixed assets retirements                             97          23           50       -422         -363      -10880
  Foreign exchange rate loss (gain)                              2 609         216       -2 110      -4213       -3 340      -1 191
  Interest expense, interest income and dividends
    income,                                                        827         785          555        196          356         279
  Provision for nuclear decommissioning and fuel
    storage                                                        452         398          387        411          641         250
  Provisions for doubtful accounts, environmental
    claims and other adjustments                                   120          92          217        -81          -53         298
  Income from associates                                          -434        -319         -360       -233         -497        -480
Changes in assets and liabilities:                                 801        -461          913      1 362          107         627
  Receivables                                                     -120        -520        -1034        490         -211       1 590
  Materials and supplies                                          -476        -246           48       -109           38        -481
  Fossil fuel stocks                                               487          85           56        180           39         -46
  Other current assets                                             217         -70         -387        274          340         -20
  Trade and other payables                                         402         550        1 809        442          264      -1 342
  Accrued liabilities                                              291        -260          421         85         -363         926
Cash generated from operations                                  20 936      22 371       24 017     11 133       22 453      14 843
  Income taxes paid                                               -701          26        -1820      -1705         3395       -1548
  Interest paid, net of interest capitalized                    -1 025      -1 072         -744       -445         -434        -835
  Interest received                                                153         189          178         80          149         167
  Dividends received                                               133         160          131         19          210         411

Net cash provided by operating activities                       19 496      21 674       21 762      9 082       18 983      13 038

Investing activities:
Acquisition of subsidiaries and associations,
  net of cash                                                                                                               -11 686
Proceeds from disposal of a subsidiary, net
  of cash                                                                                                                    12 207
Additions to property, plant and equipment
  and other non-current assets                                 -22 726     -21 621       -15318     -3 994       -10330      -14021
Proceeds from sales of fixed assets                                533         313          163        630        1 007         411
Change in decommissioning and other restricted
  funds                                                                       -297         -788       -461         -594        -439

Total cash used in investing activities                        -22 193     -21 605       -15943      -3825        -9917      -13528

Financing activities:

Proceeds from borrowings                                        40 587      12 797        6 737      2 354        8 446       3 607
Payments of borrowings                                         -34 280     -14 287      -11 776     -5 273      -13 864      -5 034
Proceeds from other long-term liabilities                                                                                       134
Payments of other long-term liabilities                                                                                         -12
Dividends paid to group shareholders                                                     -1 174                  -1 480          19
Dividends paid to minority interests                                                                                             -2
Acquisition/sale of treasury shares                                                        -159                      -4           9

Total cash provided by (used in) financing
  activities                                                     6 307      -1 490        -6372      -2919        -6902      -1 279

Net effect of currency translation in cash                        -260         -14          -89        377         -219         -38

Net increase/decrease in cash and cash equivalents               3 350      -1 435         -642      1 961        1 945      -1 807

Cash and cash equivalents at beginning of period                 1 007        4357         2922       2280         2280        4225
Effect of change in group structure on opening
  balance of cash and cash equivalents                                                                                          159

Cash and cash equivalents at beginning of period,                                                                             4 384
as restated

Cash and cash equivalents at end of period                        4357       2 922        2 280       4241         4225       2 577

Supplementary cash flow information

Total cash paid for interest                                     4 668       4 402        3 527      1 519        2 562       1 462

                      Consolidated Statement of Shareholder's Equity in accordance with IFRS (in CZK millions)

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                                                           Stated          Translation     Fair Value and      Retained       Total
                                                           Capital         Differences     Other Reserves      Earnings       Equity
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
 December 31, 2001                                          59 050                                               77 676      136 796
 Additional paid-in capital                                     12                                                                12
 Dividends declared                                                                                              -1 480        -1480
 Net Income for period 1-6/2002                                                                                   6 712        6 712
 June 30, 2002                                              59 062                                               82 908      141 970
 Acquisition of treasury shares                               -181                                                              -181
 Sale of treasury shares                                       160                                                   17          177
 Net Income for period 7-12/2002                                                                                  1 709        1 709
 December 31, 2002, as previously reported                  59 041                                               84 634      143 675
 Change in accounting policy - effect of change in                                                                  686          686
 group structure
 January 1, 2003, as restated                               59 041                                               85 320      144 361
 Dividends declared                                                                                               -2657        -2657
 Returned dividends on treasury shares                                                                                4            4
 Sale of treasury shares                                        10                                                   -1            9
 Share on equity movements of associates                                                                              8            8
 Change in fair value of available-for-sale                                                             5                          5
 financial assets recognized in equity
 Net Income for period 1-6/2003                                                                                  11 710       11 710
 Other movements                                                                                                     -2           -2
 June 30, 2003                                              59 051                                      5        94 382      153 438
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